UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2021
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant's name into English)

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☒

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three and nine months ended September 30, 2021

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Revenue	5	2,501	1,975	6,979	5,712
Cost of revenue		1,833	1,486	5,100	4,272
Gross profit		668	489	1,879	1,440
Research and development		208	176	659	605
Sales and marketing		280	256	795	735
General and administrative		105	97	324	324
		593	529	1,778	1,664
Operating income/(loss)		75	(40)	101	(224)
Finance income	6	101	14	226	90
Finance costs	6	(14)	(90)	(70)	(396)
Finance income/(costs) - net		87	(76)	156	(306)
Income/(loss) before tax		162	(116)	257	(530)
Income tax expense/(benefit)	7	160	(15)	252	(74)
Net income/(loss) attributable to owners of the parent		2	(101)	5	(456)

Earnings/(loss) per share attributable to owners of the parent
Basic	8	0.01	(0.53)	0.02	(2.44)
Diluted	8	(0.41)	(0.58)	(0.85)	(2.44)
Weighted-average ordinary shares outstanding
Basic	8	191,485,473	188,842,828	191,077,975	186,821,414
Diluted	8	194,551,862	189,054,064	193,559,697	186,821,414

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss
(Unaudited)
(in € millions)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Net income/(loss) attributable to owners of the parent		2	(101)	5	(456)
Other comprehensive (loss)/income
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	15, 21	(1)	(2)	(4)	5
Change in net unrealized gain or loss on cash flow hedging instruments	15, 21	2	(1)	1	5
Change in foreign currency translation adjustment		28	(23)	52	(25)
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
(Losses)/gains in the fair value of long term investments	15, 21	(654)	72	(954)	246
Other comprehensive (loss)/income for the period (net of tax)		(625)	46	(905)	231
Total comprehensive loss for the period attributable to owners of the parent		(623)	(55)	(900)	(225)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	September 30, 2021	December 31, 2020
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	9	443	444
Property and equipment	10	369	313
Goodwill	11	869	736
Intangible assets	11	91	97
Long term investments	21	1,090	2,277
Restricted cash and other non-current assets	12	77	78
Deferred tax assets	7	13	15
		2,952	3,960
Current assets
Trade and other receivables	13	571	464
Income tax receivable		5	4
Short term investments	21	725	596
Cash and cash equivalents		2,512	1,151
Other current assets	14	224	151
		4,037	2,366
Total assets		6,989	6,326
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		4,681	4,583
Treasury shares	15	(201)	(175)
Other reserves	15	922	1,687
Accumulated deficit		(3,285)	(3,290)
Equity attributable to owners of the parent		2,117	2,805
Non-current liabilities
Exchangeable Notes	17, 21	1,175	—
Lease liabilities	9	582	577
Accrued expenses and other liabilities	19	37	42
Provisions	20	3	2
		1,797	621
Current liabilities
Trade and other payables	18	774	638
Income tax payable		10	9
Deferred revenue		440	380
Accrued expenses and other liabilities	19	1,751	1,748
Provisions	20	16	20
Derivative liabilities	21	84	105
		3,075	2,900
Total liabilities		4,872	3,521
Total equity and liabilities		6,989	6,326

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2021		—	4,583	(175)	1,687	(3,290)	2,805
Income for the period		—	—	—	—	23	23
Other comprehensive income		—	—	—	228	—	228
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	16	—	47	4	—	—	51
Restricted stock units withheld for employee taxes		—	—	—	(16)	—	(16)
Share-based compensation	16	—	—	—	49	—	49
Income tax impact associated with share-based compensation		—	—	—	104	—	104
Balance at March 31, 2021		—	4,630	(171)	2,052	(3,267)	3,244
Loss for the period		—	—	—	—	(20)	(20)
Other comprehensive loss		—	—	—	(508)	—	(508)
Issuance of shares upon exercise of stock options and restricted stock units	16	—	26	—	—	—	26
Restricted stock units withheld for employee taxes		—	—	—	(12)	—	(12)
Share-based compensation	16	—	—	—	64	—	64
Income tax impact associated with share-based compensation		—	—	—	(95)	—	(95)
Balance at June 30, 2021		—	4,656	(171)	1,501	(3,287)	2,699
Income for the period		—	—	—	—	2	2
Other comprehensive loss		—	—	—	(625)	—	(625)
Issuance of shares upon exercise of stock options and restricted stock units	16	—	25	—	—	—	25
Repurchases of ordinary shares	15	—	—	(30)	—	—	(30)
Restricted stock units withheld for employee taxes		—	—	—	(12)	—	(12)
Share-based compensation	16	—	—	—	58	—	58
Balance at September 30, 2021		—	4,681	(201)	922	(3,285)	2,117

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2020		—	4,192	(370)	924	(2,709)	2,037
Income for the period		—	—	—	—	1	1
Other comprehensive loss		—	—	—	(140)	—	(140)
Issuance of share-based compensation in conjunction with business combinations	4	—	(113)	190	—	—	77
Issuance of shares upon exercise of stock options and restricted stock units	16	—	—	—	(3)	—	(3)
Share-based compensation	16	—	—	—	39	—	39
Income tax impact associated with share-based compensation		—	—	—	2	—	2
Balance at March 31, 2020		—	4,079	(180)	822	(2,708)	2,013
Loss for the period		—	—	—	—	(356)	(356)
Other comprehensive income		—	—	—	325	—	325
Issuance of shares upon exercise of stock options and restricted stock units	16	—	96	5	—	—	101
Restricted stock units withheld for employee taxes		—	—	—	(5)	—	(5)
Share-based compensation	16	—	—	—	51	—	51
Income tax impact associated with share-based compensation		—	—	—	(6)	—	(6)
Balance at June 30, 2020		—	4,175	(175)	1,187	(3,064)	2,123
Loss for the period		—	—	—	—	(101)	(101)
Other comprehensive income		—	—	—	46	—	46
Issuance of shares upon exercise of stock options and restricted stock units	16	—	97	—	—	—	97
Issuance of shares upon effective net settlement of warrants	15	—	267	—	—	—	267
Restricted stock units withheld for employee taxes		—	—	—	(11)	—	(11)
Share-based compensation	16	—	—	—	46	—	46
Income tax impact associated with share-based compensation		—	—	—	(1)	—	(1)
Balance at September 30, 2020		—	4,539	(175)	1,267	(3,165)	2,466

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Nine months ended September 30,
	Note	2021	2020
Operating activities
Net income/(loss)		5	(456)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	9, 10	69	65
Amortization of intangible assets	11	25	17
Share-based compensation expense	16	173	133
Finance income	6	(226)	(90)
Finance costs	6	70	396
Income tax expense/(benefit)	7	252	(74)
Other		3	3
Changes in working capital:
Increase in trade receivables and other assets		(182)	(93)
Increase in trade and other liabilities		45	243
Increase in deferred revenue		50	50
(Decrease)/increase in provisions	20	(3)	6
Interest paid on lease liabilities	9	(37)	(43)
Interest received		3	3
Income tax paid		(5)	(8)
Net cash flows from operating activities		242	152
Investing activities
Business combinations, net of cash acquired	4	(101)	(137)
Purchases of property and equipment	10	(69)	(43)
Purchases of short term investments	21	(385)	(948)
Sales and maturities of short term investments	21	287	916
Change in restricted cash	12	1	—
Other		(7)	(28)
Net cash flows used in investing activities		(274)	(240)
Financing activities
Proceeds from exercise of stock options	16	103	274
Proceeds from issuance of warrants	21	31	—
Repurchases of ordinary shares	15	(24)	—
Payments of lease liabilities	9	(25)	(16)
Lease incentives received	9	7	13
Proceeds from issuance of Exchangeable Notes, net of costs	17	1,223	—
Payments for employee taxes withheld from restricted stock unit releases	16	(40)	(19)
Net cash flows from financing activities		1,275	252
Net increase in cash and cash equivalents		1,243	164
Cash and cash equivalents at beginning of the period		1,151	1,065
Net foreign exchange gains/(losses) on cash and cash equivalents		118	(47)
Cash and cash equivalents at September 30		2,512	1,182
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Deferred consideration liability recognized in conjunction with business combination	4	19	32
Recognition of lease right-of-use asset in exchange for lease liabilities	9	21	23
Purchases of property and equipment in trade and other liabilities	10	9	20
Repurchases of ordinary shares in trade and other liabilities	15	6	—
Issuance of shares upon effective net settlement of warrants	21	—	267

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)

1.Corporate information
Spotify Technology S.A. (the "Company" or "parent") is a public limited company incorporated and domiciled in Luxembourg. The Company's registered office is 42-44 avenue de la Gare, L-1610, Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (the "Group," "we," "us," or "our") is audio streaming. The Group's premium service ("Premium Service") provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. The Premium Service offers a music listening experience without commercial breaks. The Group's ad-supported service ("Ad-Supported Service," and together with the Premium Service, the "Service") has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its Service.
2.Basis of preparation and summary of significant accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and nine months ended September 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2020, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective for the nine months ended September 30, 2021 that have a material impact to the interim condensed consolidated financial statements.
New standards and interpretations issued not yet effective
In January 2020, the International Accounting Standard Board ("IASB") issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The amendment would require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes.
There are no other IFRS or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Group's interim condensed consolidated financial statements.
3.Critical accounting estimates and judgments
Except as noted below, in preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc., issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”). See Note 17 for additional information including the accounting policy for the Exchangeable Notes.
The fair value of the Exchangeable Notes is estimated using a combination of binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. See Note 21 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.
4.Business combinations
Podz
On June 17, 2021, the Group acquired 100% of Podz, Inc. (“Podz”), a technology company focused on the podcast discovery experience.

The fair value of the purchase consideration was €45 million with €36 million in cash paid at closing and €9 million in deferred consideration. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €44 million was recorded to goodwill, €2 million to acquired intangible assets and €1 million to deferred tax liabilities.

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
Betty Labs Incorporated
On March 29, 2021, the Group acquired 100% of Betty Labs Incorporated (“Betty Labs”), a technology and content creation company focused on creating groundbreaking live audio experiences. The acquisition allows the Group to accelerate its entry into the live audio space.
The fair value of the purchase consideration was €57 million in cash paid at closing. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, €52 million has been recorded to goodwill, €2 million to acquired intangible assets, €4 million to cash and cash equivalents, and €1 million to deferred tax liabilities.
The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and technical expertise of the acquired workforce. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was included in the Ad-Supported segment.
For the three and nine months ended September 30, 2021, revenues and operating results of the acquired businesses were not significant to the Group's condensed consolidated statement of operations.
The amount for business combinations, net of cash acquired, within the condensed consolidated statement of cash flows for the nine months ended September 30, 2021 includes €12 million of investing cash outflows for deferred and contingent consideration of previous business combinations.
5.Segment information
The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. The operations of businesses acquired during 2020 and 2021 are included in the Ad-Supported segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit/(loss) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions)
Premium
Revenue	2,178	1,790	6,165	5,248
Cost of revenue	1,545	1,302	4,361	3,784
Gross profit	633	488	1,804	1,464
Ad-Supported
Revenue	323	185	814	464
Cost of revenue	288	184	739	488
Gross profit/(loss)	35	1	75	(24)
Consolidated
Revenue	2,501	1,975	6,979	5,712
Cost of revenue	1,833	1,486	5,100	4,272
Gross profit	668	489	1,879	1,440

Reconciliation of segment gross profit

Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group's income/(loss) before tax is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions)
Segment gross profit	668	489	1,879	1,440
Research and development	(208)	(176)	(659)	(605)
Sales and marketing	(280)	(256)	(795)	(735)
General and administrative	(105)	(97)	(324)	(324)
Finance income	101	14	226	90
Finance costs	(14)	(90)	(70)	(396)
Income/(loss) before tax	162	(116)	257	(530)

Revenue by country

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions)
United States	966	739	2,629	2,126
United Kingdom	259	208	723	611
Luxembourg	2	1	5	3
Other countries	1,274	1,027	3,622	2,972
	2,501	1,975	6,979	5,712

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in "Other countries."

6.Finance income and costs

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 21)	29	9	51	49
Fair value movements on Exchangeable Notes (Note 21)	51	—	117	—
Interest income	3	3	8	14
Other finance income	2	2	5	7
Foreign exchange gains	16	—	45	20
Total	101	14	226	90
Finance costs
Fair value movements on derivative liabilities (Note 21)	(3)	(27)	(3)	(271)
Interest expense on lease liabilities	(10)	(10)	(30)	(31)
Transaction costs in relation to issuance of Exchangeable Notes	—	—	(18)	—
Other finance costs	(1)	(5)	(7)	(9)
Foreign exchange losses	—	(48)	(12)	(85)
Total	(14)	(90)	(70)	(396)

7.Income tax
The effective tax rates for the three months ended September 30, 2021 and 2020 were 99.1% and 13.3%, respectively. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 98.2% and 13.9%, respectively. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group's earnings and the applicable tax rates in the various jurisdictions where the Group operates.
For the three months ended September 30, 2021, the income tax expense of €160 million was due primarily to derecognition of deferred taxes of €193 million as a result of the unrealized decrease in the fair value of the Group's long term investment in Tencent Music Entertainment Group (“TME”), partially offset by recognition of deferred taxes of €40 million as a result of the unrealized increase in fair value of our long term investment in DistroKid. For the nine months ended September 30, 2021, the income tax expense of €252 million was due primarily to the derecognition of deferred taxes of €251 million as a result of the unrealized decrease in the fair value of the TME investment, partially offset by the recognition of deferred taxes of €42 million as a result of the unrealized increase in fair value of the DistroKid investment. In addition, current period share-based compensation deductions recognized in equity resulted in additional tax expense of €37 million. For the three and nine months ended September 30, 2020, the income tax benefit of €15 million and €74 million, respectively, was due primarily to additional recognition of deferred taxes as a result of the unrealized increase in the fair value of the TME investment.
Transactions recorded through other comprehensive (loss)/income have been shown net of their tax impact, as applicable.
We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing issues. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of our tax reserves. If we conclude that it is not probable that our tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes.

Tax provisions in the condensed consolidated statement of financial position were €7 million and €5 million as of September 30, 2021 and December 31, 2020, respectively. The year to date increase primarily reflects estimates of uncertain tax positions that have a gross impact of €39 million (before utilization of loss carry forwards). Interest and penalties included in income tax expense were not material in any of the periods presented. Due to the uncertainty associated with our tax positions, any future agreement with the tax authorities could have a significant impact on our results of operations, financial condition and cash flows.
Net deferred tax assets of €13 million and €15 million have been recorded in the condensed consolidated statement of financial position as of September 30, 2021 and December 31, 2020, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future tax profit, primarily past operating results. As of September 30, 2021 and December 31, 2020, deferred tax assets of €611 million and €535 million have not been recognized.
8.Earnings/(loss) per share
Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, restricted stock awards, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted loss per share when their effect is dilutive. The computation of earnings/(loss) per share for the respective periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	2	(101)	5	(456)
Shares used in computation:
Weighted-average ordinary shares outstanding	191,485,473	188,842,828	191,077,975	186,821,414
Basic earnings/(loss) per share attributable to owners of the parent	0.01	(0.53)	0.02	(2.44)

Diluted loss per share
Net income/(loss) attributable to owners of the parent	2	(101)	5	(456)
Fair value gains on dilutive warrants	(30)	(9)	(51)	—
Fair value gains on dilutive Exchangeable Notes	(52)	—	(117)	—
Net loss used in the computation of diluted loss per share	(80)	(110)	(163)	(456)
Shares used in computation:
Weighted-average ordinary shares outstanding	191,485,473	188,842,828	191,077,975	186,821,414
Warrants	154,889	211,236	229,029	—
Exchangeable Notes	2,911,500	—	2,252,693	—
Diluted weighted-average ordinary shares	194,551,862	189,054,064	193,559,697	186,821,414
Diluted loss per share attributable to owners of the parent	(0.41)	(0.58)	(0.85)	(2.44)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Stock options	9,461,907	9,502,640	9,461,907	9,502,640
Restricted stock units	1,505,269	1,373,192	1,505,269	1,373,192
Restricted stock awards	—	41,280	—	41,280
Other contingently issuable shares	108,720	156,190	108,720	156,190
Warrants	800,000	—	800,000	800,000

9.Leases
The Group leases certain properties under non-cancellable lease agreements that relate to office space. The expected lease terms are up to thirteen years. The Group currently does not act in the capacity of a lessor.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2021	581
Increases	21
Decreases	(2)
Exchange differences	22
At September 30, 2021	622
Accumulated depreciation
At January 1, 2021	(137)
Depreciation charge	(39)
Decreases	2
Exchange differences	(5)
At September 30, 2021	(179)
Cost, net accumulated depreciation
At January 1, 2021	444
At September 30, 2021	443
Below is the roll-forward of lease liabilities:

Lease liabilities	2021	2020
	(in € millions)
At January 1	608	628
Increases	21	23
Payments	(62)	(59)
Interest expense	30	31
Lease incentives received	7	13
Increases in lease incentives receivable	(1)	(1)
Exchange differences	23	(23)
At September 30	626	612

Below is the maturity analysis of lease liabilities:

Lease liabilities	September 30, 2021
Maturity Analysis	(in € millions)
Less than one year	88
One to five years	354
More than five years	446
Total lease commitments	888
Impact of discounting remaining lease payments	(257)
Lease incentives receivable	(5)
Total lease liabilities	626
Lease liabilities included in the condensed consolidated statement of financial position
Current	44
Non-current	582
Total	626
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €1 million and €2 million for the three months ended September 30, 2021 and 2020, respectively, and €5 million and €7 million for the nine months ended September 30, 2021 and 2020, respectively. Additionally, the Group has entered into certain lease agreements with approximately €10 million of commitments, which had not commenced as of September 30, 2021, and as such, have not been recognized in the condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the condensed consolidated statement of financial position as of September 30, 2021 was 6.3%.
10.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2021	56	346	402
Additions	11	60	71
Disposals	(1)	(1)	(2)
Exchange differences	2	16	18
At September 30, 2021	68	421	489
Accumulated depreciation
At January 1, 2021	(36)	(53)	(89)
Depreciation charge	(7)	(23)	(30)
Disposals	1	1	2
Exchange differences	(1)	(2)	(3)
At September 30, 2021	(43)	(77)	(120)
Cost, net accumulated depreciation
At January 1, 2021	20	293	313
At September 30, 2021	25	344	369
The Group had €69 million and €59 million of leasehold improvements that were not placed into service as of September 30, 2021 and December 31, 2020, respectively.

11.     Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2021	64	91	155	736	891
Additions	12	—	12	—	12
Acquisition, business combination (Note 4)	—	4	4	95	99
Exchange differences	—	4	4	38	42
At September 30, 2021	76	99	175	869	1,044
Accumulated amortization
At January 1, 2021	(31)	(27)	(58)	—	(58)
Amortization charge	(12)	(13)	(25)	—	(25)
Exchange differences	—	(1)	(1)	—	(1)
At September 30, 2021	(43)	(41)	(84)	—	(84)
Cost, net accumulated amortization
At January 1, 2021	33	64	97	736	833
At September 30, 2021	33	58	91	869	960

Amortization charges related to intangible assets of €6 million and €5 million are included in research and development in the condensed consolidated statement of operations during the three months ended September 30, 2021 and 2020, respectively. Amortization charges related to intangible assets of €19 million and €12 million are included in research and development in the condensed consolidated statement of operations during the nine months ended September 30, 2021 and 2020, respectively. There were no impairment charges for goodwill or intangible assets for the three and nine months ended September 30, 2021 and 2020, respectively.
12.     Restricted cash and other non-current assets

	September 30, 2021	December 31, 2020
	(in € millions)
Restricted cash
Lease deposits and guarantees	49	48
Other	1	1
Other non-current assets	27	29
	77	78

13.Trade and other receivables

	September 30, 2021	December 31, 2020
	(in € millions)
Trade receivables	416	323
Less: allowance for expected credit losses	(6)	(4)
Trade receivables - net	410	319
Other receivables	161	145
	571	464

14.     Other current assets

	September 30, 2021	December 31, 2020
	(in € millions)
Content assets	148	92
Prepaid expenses and other	67	47
Derivative assets	9	12
	224	151

Content asset amortization of €34 million and €12 million is included in cost of revenue in the condensed consolidated statement of operations for the three months ended September 30, 2021 and 2020, respectively. Content asset amortization of €83 million and €26 million is included in cost of revenue in the condensed consolidated statement of operations for the nine months ended September 30, 2021 and 2020, respectively.

15.     Equity and other reserves
As of September 30, 2021 and December 31, 2020, the Company had 194,614,910 and 193,614,910 ordinary shares issued and fully paid, respectively, with 3,060,488 and 3,402,063 ordinary shares held as treasury shares, respectively.
On August 20, 2021, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Through September 30, 2021, 157,510 shares were repurchased for €30 million under this program.
For the three and nine months ended September 30, 2021, the Company repurchased 157,510 and 1,157,510 of its own ordinary shares and reissued 355,920 and 1,499,085 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares. For the three and nine months ended September 30, 2020, the Company repurchased 2,026,000 of its own ordinary shares and reissued 1,166,443 and 4,176,163 treasury shares, respectively, upon the exercise of stock options, restricted stock units, and contingently issuable shares.
As of September 30, 2021 and December 31, 2020, the Group's founders held 355,287,570 and 365,014,840 beneficiary certificates, respectively.

Other reserves

	2021	2020
	(in € millions)
Currency translation
At January 1	(54)	(11)
Currency translation	52	(25)
At September 30	(2)	(36)
Short term investments
At January 1	5	1
(Losses)/gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(4)	9
Gains reclassified to condensed consolidated statement of operations	(1)	(3)
Deferred tax	1	(1)
At September 30	1	6
Long term investments
At January 1	1,059	444
(Losses)/gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	(1,185)	310
Deferred tax	231	(64)
At September 30	105	690
Cash flow hedges
At January 1	(3)	(4)
(Losses)/gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(8)	11
Losses/(gains) reclassified to revenue	39	(13)
(Gains)/losses reclassified to cost of revenue	(30)	9
Deferred tax	—	(2)
At September 30	(2)	1
Share-based compensation
At January 1	680	494
Share-based compensation	171	136
Income tax impact associated with share-based compensation	9	(5)
Restricted stock units withheld for employee taxes	(40)	(19)
At September 30	820	606
Other reserves at September 30	922	1,267

16.     Share-based compensation
The expense recognized in the condensed consolidated statement of operations for share-based compensation is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in € millions)
Cost of revenue	3	3	7	6
Research and development	30	22	90	63
Sales and marketing	10	9	31	26
General and administrative	14	12	45	38
	57	46	173	133

During the nine months ended September 30, 2021, the Company implemented a new restricted stock unit (“RSU”) program for executives and employees of the Group and for members of its Board of Directors (the “2021 RSU Plan”). Both are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to participants under the 2021 RSU Plan have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested four years from date of grant. The valuation of the RSUs was consistent with the fair value of the ordinary shares.
Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2021	1,320,193	155.98	156,190	145.19
Granted	648,794	284.83	22,988	261.00
Forfeited	(89,570)	189.64	—	—
Released	(374,148)	173.02	(70,458)	182.98
Outstanding at September 30, 2021	1,505,269	205.28	108,720	145.19

In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees' tax obligations due upon the vesting of RSUs and other contingently issuable shares.

During the nine months ended September 30, 2021, the Company implemented a new Employee Stock Option Plan and Director Stock Option Plan (the “2021 Stock Option Plan”), under which stock options of the Company are granted to executives and employees of the Group and to members of the Company’s Board of Directors. For options granted under the 2021 Stock Option Plan, the exercise price is equal to the fair value of the ordinary shares on grant date or equal to 150% of the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The options granted to participants under the 2021 Stock Option Plan have a first vesting period of three or eight months from date of grant and vest monthly or annually thereafter until fully vested. The options are granted with a term of five years.
Activity in the Group's stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2021	9,041,288	138.60
Granted	1,944,436	321.60
Forfeited	(260,257)	190.22
Exercised	(1,251,727)	98.84
Expired	(11,833)	184.00
Outstanding at September 30, 2021	9,461,907	179.99
Exercisable at January 1, 2021	4,022,751	113.91
Exercisable at September 30, 2021	4,685,252	137.74
The weighted-average contractual life for the stock options outstanding at September 30, 2021 was 2.8 years. The weighted average share price at exercise for options exercised during the nine months ended September 30, 2021 was US$285.05. The weighted average fair value of options granted during the nine months ended September 30, 2021 was US$79.45 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based compensation for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Expected volatility (%)	35.4 - 42.9	33.4 - 38.6	34.1 - 42.9	30.0 - 38.6
Risk-free interest rate (%)	0.3 - 0.8	0.1 - 0.3	0.2 - 0.8	0.1 - 1.7
Expected life of stock options (years)	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8
Weighted average share price (US$)	243.23	277.49	287.48	154.21

17.     Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Notes due 2026, which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the condensed consolidated statement of operations for the nine months ended September 30, 2021.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer's future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only in the following circumstances:
 (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021, if the last reported sale price per ordinary share exceeds 130% of the exchange price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;
(2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of Exchangeable Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per ordinary share on such trading day and the exchange rate on such trading day;
(3) upon the occurrence of certain corporate events or distributions on the ordinary shares as set forth in the indenture governing the Exchangeable Notes (the “Indenture”);
(4) if the Issuer calls such Exchangeable Notes for redemption; and
(5) at any time from, and including, December 15, 2025 until the close of business on the second scheduled trading day immediately before the maturity date.
The initial exchange rate is 1.9410 ordinary shares per US$1,000 principal amount of Exchangeable Notes, which represents an initial exchange price of approximately US$515.20 per ordinary share. The exchange rate and exchange price will be subject to customary adjustments upon the occurrence of certain events as set forth in the Indenture. In addition, if certain corporate events that constitute a make-whole fundamental change occur as set forth in the Indenture, then the exchange rate will, in certain circumstances, be increased for a specified period of time.

The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the nine months ended September 30, 2021.
The Exchangeable Notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. The Exchangeable Notes will be redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in condensed consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk are presented separately in other comprehensive (loss)/income and will not be reclassified to the condensed consolidated statement of operations.
The fair value of the Exchangeable Notes as of September 30, 2021 was €1,175 million. See Note 21 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

18.Trade and other payables

	September 30, 2021	December 31, 2020
	(in € millions)
Trade payables	528	434
Value added tax and sales taxes payable	223	181
Other current liabilities	23	23
	774	638

19.Accrued expenses and other liabilities

	September 30, 2021	December 31, 2020
	(in € millions)
Non-current
Other accrued liabilities	37	42
	37	42
Current
Accrued fees to rights holders	1,299	1,265
Accrued salaries, vacation, and related taxes	91	65
Accrued social costs for options and RSUs	92	169
Other accrued expenses	269	249
	1,751	1,748

20.Provisions

	Legal contingencies	Indirect tax	Other	Total
	(in € millions)
Carrying amount at January 1, 2021	4	11	7	22
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	2	2	4
Reversal of unutilized amounts	—	(4)	(1)	(5)
Utilized	—	(1)	(1)	(2)
Carrying amount at September 30, 2021	4	8	7	19
As at January 1, 2021
Current portion	4	11	5	20
Non-current portion	—	—	2	2
As at September 30, 2021
Current portion	4	8	4	16
Non-current portion	—	—	3	3

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group's financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
21.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the condensed consolidated statement of operations was approximately €1,138 million and €804 million, respectively, as of September 30, 2021, and approximately €993 million and €703 million, respectively, as of December 31, 2020.

Fair values

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group's financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	September 30, 2021
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	1,866	—	—	1,866
Time Deposits	22	—	—	22
Short term investments:
Money market funds	25	—	—	25
Government securities	206	18	—	224
Corporate notes	—	300	—	300
Collateralized reverse purchase agreements	—	66	—	66
Fixed income funds	110	—	—	110
Derivatives (designated for hedging):
Foreign exchange forwards	—	9	—	9
Long term investments	885	—	205	1,090
Total financial assets at fair value	3,114	393	205	3,712
Financial liabilities at fair value
Exchangeable Notes	—	—	1,175	1,175
Derivatives (not designated for hedging):
Warrants	—	—	72	72
Derivatives (designated for hedging):
Foreign exchange forwards	—	12	—	12
Contingent consideration	—	—	17	17
Total financial liabilities at fair value	—	12	1,264	1,276

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2020
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	685	—	—	685
Short term investments:
Money market funds	25	—	—	25
Government securities	198	31	—	229
Agency securities	—	4	—	4
Corporate notes	—	276	—	276
Collateralized reverse purchase agreements	—	62	—	62
Derivatives (designated for hedging):
Foreign exchange forwards	—	12	—	12
Long term investments	2,228	—	49	2,277
Total financial assets at fair value	3,136	385	49	3,570
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	89	89
Derivatives (designated for hedging):
Foreign exchange forwards	—	16	—	16
Contingent consideration	—	—	30	30
Total financial liabilities at fair value	—	16	119	135

The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the nine months ended September 30, 2021, there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group's approximate 8% investment in TME is carried at fair value through other comprehensive (loss)/income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2021	2020
	(in € millions)
At January 1	2,228	1,481
Changes in fair value recorded in other comprehensive (loss)/income	(1,343)	301
At September 30	885	1,782
The impact on the fair value of the Group's long term investment in TME with a decrease or increase of 10% of TME's share price used to value the Group's equity interest results in a range of €797 million to €974 million at September 30, 2021.

The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.
Long term investments - Other
The Group has interests in certain long term investments, the most significant of which is our equity investment in Kid Distro Holdings, LLC ("DistroKid"), an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive (loss)/income. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include the exit multiple used to estimate business enterprise value and discount rate. A 10% decrease or increase in the business enterprise value of our largest equity investment held as of September 30, 2021 could result in a €20 million change on the fair value of these long term investments.
The fair value of the long term investments may vary over time and is subject to a variety of risks including company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2021	2020
	(in € millions)
At January 1	49	16
Initial recognition of long term investment	—	9
Changes in fair value recorded in other comprehensive (loss)/income	159	9
Changes in fair value recognized in condensed consolidated statement of operations	(4)	(4)
Effect of changes in foreign exchange rates	1	(1)
At September 30	205	29

On October 1, 2021, the Group completed the sale of two thirds of its equity interest in DistroKid, realizing a gain of €132 million, which has been reflected as an unrealized increase in fair value as of September 30, 2021. Proceeds from the sale were €144 million.
Warrants
On August 23, 2021, the Company issued, for €31 million, warrants to acquire 800,000 ordinary shares to Daniel Ek, the Company’s Chief Executive Officer, through D.G.E. Investments Limited (“D.G.E. Investments”), an entity indirectly wholly owned by him. The exercise price of each warrant is US$281.63, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through August 23, 2024.
As of September 30, 2021 and December 31, 2020, the number of outstanding warrants was 1,600,000 and 800,000, respectively.
The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

September 30, 2021
Expected term (years)	0.75 - 2.9
Risk free rate (%)	0.07% - 0.50%
Volatility (%)	45% - 50%
Share price (US$)	225.34

The table below presents the changes in the warrants liability:

	2021	2020
	(in € millions)
At January 1	89	98
Issuance of warrants for cash	31	—
Issuance of ordinary shares upon effective net settlement of warrants	—	(267)
Changes in fair value recognized in condensed consolidated statement of operations	(53)	226
Effect of changes in foreign exchange rates	5	(4)
At September 30	72	53

The impact on the fair value of the outstanding warrants with a decrease or increase in the Company's ordinary share price of 10% results in a range of €53 million to €91 million at September 30, 2021.
Contingent consideration
On April 1, 2019, the Group acquired Cutler Media, LLC ("Parcast"), a premier storytelling podcast studio. Included in the purchase price was €13 million related to the estimated fair value of contingent consideration. The contingent consideration is valued by the Group using a simulation of user engagement outcomes. The change in the fair value of the contingent consideration is recognized within general and administrative expenses in the condensed consolidated statement of operations.

The table below presents the changes in the contingent consideration liability:

	2021	2020
	(in € millions)
At January 1	30	27
Contingent consideration payments	(17)	(7)
Changes in fair value recognized in condensed consolidated statement of operations	2	7
Effect of changes in foreign exchange rates	2	—
At September 30	17	27
As of September 30, 2021, the remaining maximum potential contingent consideration payout is €17 million over the next year.
Exchangeable Notes
On March 2, 2021, Spotify USA, Inc. issued US$1,500 million principal amount of 0% Exchangeable Notes due in 2026. The Exchangeable Notes are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations.
The table below presents the changes in the Exchangeable Notes:

2021
(in € millions)
At January 1	—
Initial recognition	1,232
Changes in fair value recognized in condensed consolidated statement of operations	(117)
Effect of changes in foreign exchange rates	60
At September 30	1,175
The change in estimated fair value is recognized within finance income/(costs) in the condensed consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive (loss)/income and will not be reclassified to the condensed consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 75% was applied to the binomial option pricing model and a weight of 25% was applied to the price of the

Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

September 30, 2021
Risk free rate (%)	0.9
Discount rate (%)	3.7
Volatility (%)	40.0
Share price (US$)	225.34
The impact on the fair value of the Exchangeable Notes of using reasonably possible alternative assumptions with a decrease or increase in volatility of 10% results in a range of €1,144 million to €1,210 million at September 30, 2021. The impact on the fair value of the Exchangeable Notes of using reasonably possible alternative assumptions with a decrease or increase in share price of 10% results in a range of €1,161 million to €1,191 million at September 30, 2021.
22.     Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	September 30, 2021	December 31, 2020
	(in € millions)
Not later than one year	499	317
Later than one year but not more than five years	2,409	3,259
	2,908	3,576

In addition, the Group is subject to the following various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments:

	September 30, 2021	December 31, 2020
	(in € millions)
Not later than one year	435	279
Later than one year but not more than five years	439	619
	874	898

Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group's Service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group's royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group's operations or its financial position, liquidity, or results of operations.

As of April 2019, the Group's settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against us in the U.S. District Court for the Middle District of Tennessee, alleging both that the Group does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. The Group intends to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.

On August 11, 2020, the United States Court of Appeals for the D.C. Circuit issued an opinion which, as of the issuance of the formal “mandate” on October 26, 2020, vacated the Copyright Royalty Board’s determination of the royalty rates for applicable mechanical rights in the United States for calendar years 2018 to 2022. These rates apply both to compositions that we license under compulsory license in Section 115 of the Copyright Act of 1976 and to a number of direct licenses that we have with music publishers. Until the rates are determined, our recorded royalty costs both retrospectively and prospectively will be based on management estimates of the rates that will apply. When the rates are determined anew, these could either benefit or adversely affect our results of operations and financial condition.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible," and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users and to retain existing users;
•competition for users, user listening time, and advertisers;
•risks associated with our international expansion and our ability to manage our growth;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to effectively monetize our Service;
•our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis;
•risks associated with the expansion of our operations to deliver non-music content, including podcasts, including increased business, legal, financial, reputational, and competitive risks;
•potential disputes or liabilities associated with content made available on our Service;
•risks relating to the acquisition, investment, and disposition of companies or technologies;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over the providers of our content and their effect on our access to music and other content;
•our ability to comply with the many complex license agreements to which we are a party;
•our ability to accurately estimate the amounts payable under our license agreements;
•the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;
•our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements;
•new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•potential breaches of our security systems or systems of third parties, including as a result of our Work From Anywhere program;
•interruptions, delays, or discontinuations in service in our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and protection of user data;
•our ability to maintain, protect, and enhance our brand;
•payment-related risks;
•ability to hire and retain key personnel, and challenges to productivity and integration as a result of our Work From Anywhere program;
•our ability to accurately estimate our user metrics and other estimates;
•risks associated with manipulation of stream counts and user accounts and unauthorized access to our services;
•tax-related risks;
•the concentration of voting power among our founders who have and will continue to have substantial control over our business;
•risks related to our status as a foreign private issuer;
•international, national or local economic, social or political conditions;
•risks associated with accounting estimates, currency fluctuations and foreign exchange controls;

•the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising sales or subscriber revenue.
•risks related to our debt, including limitations on our cash flow for operations and our ability to satisfy our obligations under the Exchangeable Notes;
•our ability to raise the funds necessary to repurchase the Exchangeable Notes for cash, under certain circumstances, or to pay any cash amounts due upon exchange;
•provisions in the indenture governing the Exchangeable Notes (the “Indenture”) delaying or preventing an otherwise beneficial takeover of us; and
•any adverse impact on our reported financial condition and results from the accounting method for the Exchangeable Notes.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part II, Item 1A. "Risk Factors" below, Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2020 ("Annual Report on Form 20-F"), and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our Service, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the most popular global audio streaming subscription service with a presence in 178 countries and territories and growing, including our February 2021 launch in South Korea and 85 other countries and territories across Asia, Africa, the Caribbean, Europe and Latin America. Our platform includes 381 million monthly active users ("MAUs") and 172 million Premium Subscribers (as defined below) as of September 30, 2021.

We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 19% year-over-year, as of September 30, 2021, to 172 million. Our 381 million MAUs have grown 19% year-over-year, as of September 30, 2021.
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs. Historically we have run two programs per year during the second and fourth quarters. In September, 2021 we launched our second program of the year, about two months earlier than in prior years.

For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Acquisition
On March 29, 2021, we acquired Betty Labs for a total purchase consideration of €57 million. The acquisition allows us to accelerate our entry into the live audio space.

Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of 0% Exchangeable Notes due 2026. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 17 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.
Employee Matters
During the nine months ended September 30, 2021, we entered into collective bargaining agreements with the employees of Ringer.com LLC and Gimlet LLC, respectively. As of September 30, 2021, we are in the process of negotiating a collective bargaining agreement with the employees of Parcast LLC.
During 2021, we adopted a Work From Anywhere program which allows most employees to elect their work location from physical office space and home mix options.
Long term investment - Tencent Music Entertainment Group
During the nine months ended September 30, 2021, the fair value of our holdings in TME decreased by €1,343 million from €2,228 million as of December 31, 2021 to €885 million as of September 30, 2021 due to the decline in TME's share price during this period. The market value of our investment in TME fluctuates due to volatility in the share price used to measure the investment. Furthermore, the value of our investment is subject to the risks associated with TME’s business, as well as any changes by the Chinese government in foreign investment laws or elevated scrutiny or regulation of foreign investments in Chinese companies.

Key Performance Indicators

We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.

MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service ("Ad-Supported Users") and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, and in our other filings with the SEC.

The table below sets forth our monthly active users as of September 30, 2021 and 2020.

	As of September 30
	2021	2020	Change
	(in millions, except percentages)
MAUs	381	320	61	19%

MAUs were 381 million as of September 30, 2021 and 320 million as of September 30, 2020, which represented an increase of 19%. MAUs benefited from our continued investment in driving the growth of our Service, both through geographic expansion and consumer marketing. MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased user engagement and customer satisfaction.

Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of September 30, 2021 and 2020.

	As of September 30
	2021	2020	Change
	(in millions, except percentages)
Premium Subscribers	172	144	28	19%

Premium Subscribers were 172 million as of September 30, 2021 and 144 million as of September 30, 2020, which represented an increase of 19%. The increase was due primarily to our free trial offers and global campaigns related to our standard plan, while the Family Plan also accounted for a significant portion of gross added Premium Subscribers. In addition, there was an increase in the number of Premium Subscribers on our Duo Plan.

Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of September 30, 2021 and 2020.

	As of September 30
	2021	2020	Change
	(in millions, except percentages)
Ad-Supported MAUs	220	185	35	19%

Ad-Supported MAUs were 220 million as of September 30, 2021 and 185 million as of September 30, 2020, which represented an increase of 19%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. Ad-Supported MAUs also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, podcasts, and original content, to drive increased Ad-Supported User engagement and customer satisfaction.

Premium ARPU
Premium average revenue per user ("ARPU") is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
Premium ARPU	€4.34	€4.19	€0.15	4%	€4.25	€4.33	€(0.08)	(2)%

For the three months ended September 30, 2021 and 2020, Premium ARPU was €4.34 and €4.19, respectively, which represented an increase of 4%. This increase of €0.15 is primarily attributable to an increase in ARPU for the Family Plan, as a result of price increases, as well as changes in Premium Subscriber mix driving an increase in ARPU for the Duo Plan.

For the nine months ended September 30, 2021 and 2020, Premium ARPU was €4.25 and €4.33, respectively, which represented a decrease of 2%. The decrease was due principally to movements in foreign exchange rates reducing Premium ARPU by €0.11.

How We Generate Revenue

We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 5 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.

Premium
We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user. We also bundle the Premium Service with third-party services and products.

Ad-Supported
We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions and podcast downloads. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies' clients and directly with some large advertisers (collectively, "direct channels"). Additionally, we generate Ad-Supported revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a cost-per-thousand basis (collectively, "programmatic channels").
Components of our Operating Results
Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount. Royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a sound recording and musical composition are streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan, Duo Plan, and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as the amortization of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. Cost of revenue also includes discounted trial costs.

Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of our Premium Service. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, officers' liability insurance, director fees, and fair value adjustments on contingent consideration.

Results of Operations

Impact of COVID-19 pandemic
The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, maintaining business continuity, supporting the global music community, and providing the ability to work-from-home for our employees.

The full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, including any resurgences, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. We will continue to actively monitor and respond accordingly to the changing conditions created by the pandemic. Refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for further discussion of the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Premium	2,178	1,790	388	22%	6,165	5,248	917	17%
Ad-Supported	323	185	138	75%	814	464	350	75%
Total	2,501	1,975	526	27%	6,979	5,712	1,267	22%

Premium revenue
For the three months ended September 30, 2021 and 2020, Premium revenue comprised 87% and 91% of our total revenue, respectively. For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Premium revenue increased €388 million, or 22%. The increase was attributable primarily to a 19% increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.

For the nine months ended September 30, 2021 and 2020, Premium revenue comprised 88% and 92% of our total revenue, respectively. For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, Premium revenue increased €917 million, or 17%. The increase was attributable primarily to a 19% increase in the number of Premium Subscribers, partially offset by a decrease in Premium ARPU of 2%, due principally to movements in foreign exchange rates, as noted above.

Ad-Supported revenue
For the three months ended September 30, 2021 and 2020, Ad-Supported revenue comprised 13% and 9% of our total revenue, respectively. For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Ad-Supported revenue increased €138 million, or 75%. This increase was due to growth in music impressions sold, growth in CPM (cost per 1,000 impressions) and improvements in sell-through rate, increasing revenue in our direct and programmatic channels by €79 million. Ad sales from the Megaphone acquisition, The Ringer, and exclusive licensing of the Joe Rogan Experience along with other growth in podcast ad sales also contributed to the increase in revenue during the three months ended September 30, 2021.

For the nine months ended September 30, 2021 and 2020, Ad-Supported revenue comprised 12% and 8% of our total revenue, respectively. For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, Ad-Supported revenue increased €350 million, or 75%. The majority of this increase was due to an increase in music impressions sold, which increased revenue in our direct and programmatic channels by €213 million. Ad sales from the Megaphone acquisition, The Ringer, and exclusive licensing of the Joe Rogan Experience along with other growth in podcast ad sales also contributed to the increase in revenue during the nine months ended September 30, 2021. Ad-Supported revenue during the nine months ended September 30, 2020 was impacted by COVID-19.

Foreign exchange impact on total revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and nine months ended September 30, 2021, as compared to the same period in 2020, had an unfavorable net impact on our revenue. We estimate that total revenue for the three and nine months ended September 30, 2021 would have been approximately €15 million and €180 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2020.

Cost of revenue

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Premium	1,545	1,302	243	19%	4,361	3,784	577	15%
Ad-Supported	288	184	104	57%	739	488	251	51%
Total	1,833	1,486	347	23%	5,100	4,272	828	19%

Premium cost of revenue
For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Premium cost of revenue increased €243 million, or 19%, and Premium cost of revenue as a percentage of Premium revenue decreased from 73% to 71%. The increase in Premium cost of revenue was driven primarily by growth in new Premium Subscribers partially offset by benefits from certain marketplace programs, resulting in higher royalty costs of €248 million.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, Premium cost of revenue increased €577 million, or 15%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 71%. The increase in Premium cost of revenue was driven primarily by the growth in new Premium Subscribers and publishing licensing rate increases, partially offset by benefits from certain marketplace programs, resulting in higher royalty costs of €619 million. The nine months ended September 30, 2021 included a net €45 million benefit relating to changes in prior period estimates for rights holder liabilities. The nine months ended September 30, 2020 included a net €7 million benefit relating to settlements with rights holders and changes in prior period estimates for rights holder liabilities.

Ad-Supported cost of revenue
For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Ad-Supported cost of revenue increased €104 million, or 57%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 99% to 89%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty costs of €51 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases, partially offset by benefits from certain marketplace programs. Additionally, there was an increase in podcast costs of €42 million. Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased due primarily to an increase in revenue that outpaced cost of revenue growth, with revenue growth reflecting the impact of COVID-19 in the three months ended September 30, 2020 and increased podcast revenues.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, Ad-Supported cost of revenue increased €251 million, or 51%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 105% to 91%. The increase in Ad-Supported cost of revenue was driven primarily by higher royalty costs of €142 million due to growth in both advertising revenue and streams as well as publishing licensing rate increases, partially offset by benefits from certain marketplace programs. Additionally, there was an increase in podcast costs of €97 million. Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased due primarily to an increase in revenue that outpaced cost of revenue growth, with revenue growth reflecting the impact of COVID-19 in the nine months ended September 30, 2020 and increased podcast revenues.

Foreign exchange impact on total cost of revenue
The general strengthening of the Euro relative to certain foreign currencies, primarily the U.S. Dollar, for the three and nine months ended September 30, 2021, as compared to the same periods in 2020, had a favorable net impact on our cost of revenue. We estimate that total cost of revenue for the three and nine months ended September 30, 2021 would have been approximately €8 million and €140 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable periods in 2020.

Gross profit/(loss) and gross margin

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	633	488	145	30%	1,804	1,464	340	23%
Ad-Supported	35	1	34	NM*	75	(24)	99	NM*
Consolidated	668	489	179	37%	1,879	1,440	439	30%
Gross margin
Premium	29%	27%			29%	28%
Ad-Supported	11%	1%			9%	(5)%
Consolidated	27%	25%			27%	25%
* Percentage change is not meaningful for presentation purpose.

Premium gross profit and gross margin
For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Premium gross profit increased by €145 million, and Premium gross margin increased from 27% to 29%. The increase in Premium gross margin was due to benefits from certain marketplace programs as well as a decrease in streaming delivery costs and payment fees as a percentage of revenue. The gross margin benefits for the three months ended September 30, 2021 were partially offset by increases in publishing licensing rates.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, Premium gross profit increased by €340 million, and Premium gross margin increased from 28% to 29%. The increase in Premium gross margin was due primarily to changes in prior period estimates for rights holder liabilities during the nine months ended September 30, 2021 with further benefits from certain marketplace programs. The gross margin benefits for the nine months ended September 30, 2021 were partially offset by increases in publishing licensing rates.

Ad-Supported gross profit/(loss) and gross margin
For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, Ad-Supported gross profit increased by €34 million, and gross margin increased from 1% to 11%. The increase in Ad-Supported gross margin was due primarily to a decrease in streaming delivery and production costs as a percentage of revenue as well as benefits from podcast revenue growth that outpaced podcast costs growth during the three months ended September 30, 2021. Additionally, Ad-Supported gross margin benefited from certain marketplace programs and an increase in revenue that outpaced streams growth during the three months ended September 30, 2021. These benefits were partially offset by increases in publishing licensing rates.

For the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, Ad-Supported gross profit increased by €99 million, and gross margin increased from (5)% to 9%. The increase in Ad-Supported gross margin was due primarily to an increase in revenue that outpaced streams growth and podcast revenue growth that outpaced podcast costs growth during the nine months ended September 30, 2021. Additionally, Ad-Supported gross margin benefited from certain marketplace programs during the nine months ended September 30, 2021. These benefits were partially offset by increases in publishing licensing rates.

Consolidated Operating expenses

Research and development

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Research and development	208	176	32	18%	659	605	54	9%
As a percentage of revenue	8%	9%			9%	11%

For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, research and development costs increased €32 million, or 18%. The increase was due primarily to an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €32 million as a result of increased headcount to support our growth. This increase was partially offset by a decrease in social costs of €15 million, driven by share price movements.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, research and development costs increased €54 million, or 9%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €109 million as a result of increased headcount to support our growth. Included in personnel-related costs for the nine months ended September 30, 2021 are costs of €21 million in relation to acceleration of certain employee benefits. This increase was partially offset by a decrease in social costs of €82 million, driven by share price movements. In addition, there was an increase in information technology costs of €23 million due to increase in our usage of cloud computing services and additional software license fees.

Sales and marketing

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Sales and marketing	280	256	24	9%	795	735	60	8%
As a percentage of revenue	11%	13%			11%	13%

For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, sales and marketing expense increased by €24 million, or 9%. The increase was due primarily to an increase in advertising costs of €17 million for marketing campaigns. There was also an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €13 million, as a result of increased headcount to support our growth, which was offset by a decrease in social costs of €6 million, driven by share price movements.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, sales and marketing expense increased by €60 million, or 8%. The increase was due primarily to an increase in advertising costs of €87 million for marketing campaigns. There was also an increase in personnel-related costs of salaries, share-based compensation, and other employee benefits of €41 million as a result of increased headcount to support our growth, partially offset by a decrease in social costs of €33 million driven by share price movements. In addition, there was a decrease in cost of providing free trials of €43 million as a result of changes in our free trial campaigns.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
General and administrative	105	97	8	8%	324	324	—	—%
As a percentage of revenue	4%	5%			5%	6%

For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, general and administrative expense increased by €8 million, or 8%. This increase was due primarily to increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €7 million, as a result of increased headcount to support our growth.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, general and administrative expense remained relatively flat. There was an increase in personnel-related costs for salaries, share-based compensation, and other employee benefits of €23 million, as a result of increased headcount to support our growth, partially offset by a decrease in social costs of €18 million, driven by share price movements.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, and foreign currency gains.

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Finance income	101	14	87	621%	226	90	136	151%
As a percentage of revenue	4%	1%			3%	2%

For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, finance income increased €87 million due primarily to a fair value gain recorded for the Exchangeable Notes of €51 million. There was also an increase in fair value gains recorded for warrants of €20 million as well as an increase in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €16 million.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, finance income increased €136 million. The increase was due primarily to fair value gains recorded for the Exchangeable Notes of €117 million. There was also an increase of €25 million in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, transaction costs of the issuance of Exchangeable Notes, and foreign currency losses.

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Finance costs	(14)	(90)	76	(84)%	(70)	(396)	326	(82)%
As a percentage of revenue	(1)%	(5)%			(1)%	(7)%

For the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, finance costs decreased €76 million. The decrease was due primarily to a decrease in fair value losses recorded for warrants of €24 million. There was also a decrease of €48 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency.

For the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, finance costs decreased €326 million. The decrease was due primarily to a decrease in fair value losses recorded for warrants of €268 million. There was also a decrease of €73 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency. These increases were partially offset by €18 million of transaction costs recorded in connection with the issuance of the Exchangeable Notes.

Income tax expense/(benefit)

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Change		2021	2020	Change
	(in € millions, except percentages)
Income tax expense/(benefit)	160	(15)	175	NM*	252	(74)	326	NM*
As a percentage of revenue	6%	(1)%			4%	(1)%
* Percentage change is not meaningful for presentation purpose.

For the three months ended September 30, 2021, income tax expense was €160 million, compared to an income tax benefit of €15 million for the three months ended September 30, 2020. The expense for the three months ended September 30, 2021 is due primarily to derecognition of deferred taxes of €193 million as a result of the unrealized decrease in the fair value of the Group's long term investment in TME, partially offset by recognition of deferred taxes of €40 million as a result of the unrealized increase in fair value of our long term investment in DistroKid. The benefit for the three months ended September 30, 2020 was due primarily to additional recognition of deferred taxes as a result of the unrealized increase in the fair value of the TME investment.

For the nine months ended September 30, 2021, income tax expense was €252 million, compared to an income tax benefit of €74 million for the nine months ended September 30, 2020. The expense for the nine months ended September 30, 2021 is due primarily to the derecognition of deferred taxes of €251 million as a result of the unrealized decrease in the fair value of the TME investment, partially offset by the recognition of deferred taxes of €42 million as a result of the unrealized increase in fair value of the DistroKid investment. In addition, current period share-based compensation deductions recognized in equity resulted in additional tax expense of €37 million. The benefit for the nine months ended September 30, 2020 was due primarily to additional recognition of deferred taxes as a result of the unrealized increase in the fair value of the TME investment.

Non-IFRS Financial Measure
We have reported our financial results in accordance with IFRS as issued by IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.

We define "Free Cash Flow" as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Nine months ended September 30,
	2021	2020
	(in € millions)
Net cash flows from operating activities	242	152
Capital expenditures	(69)	(43)
Change in restricted cash	1	—
Free Cash Flow	174	109

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €1,490 million from €1,747 million as of December 31, 2020 to €3,237 million as of September 30, 2021.
We believe our existing cash and cash equivalent balances, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, the COVID-19 pandemic, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and investments position are critical at this time of uncertainty due to the COVID-19 pandemic, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. For additional information, refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.

We have planned capital expenditures of approximately €33 million in the next 12 months associated with the build-out of office space in Los Angeles, New York, Milan, and Stockholm, among others.

While we continue to make investments in offices and information technology infrastructure through purchases of property and equipment and lease arrangements to provide capacity for the growth of our business, we may slow the pace of our investments due to COVID-19. We may also see a shift in investments due to our newly implemented Work From Anywhere program.

Share Repurchase Program

On August 20, 2021, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Through September 30, 2021, 157,510 shares were repurchased for €30 million under this program.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.

Exchangeable Notes

On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of 0% Exchangeable Notes due 2026. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 17 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.

Cash Flow

	Nine months ended September 30,
	2021	2020
	(in € millions)
Net cash flows from operating activities	242	152
Net cash flows used in investing activities	(274)	(240)
Net cash flows from financing activities	1,275	252
Free Cash Flow(1)	174	109

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see "Non-IFRS Financial Measure" above.

Operating activities
Net cash flows from operating activities increased by €90 million to €242 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was due primarily to an increase in operating income of €325 million, partially offset by non-cash items including depreciation, amortization, and share-based compensation expense. This increase was partially offset by unfavorable changes in working capital of €296 million, principally trade and other liabilities and trade receivables and other assets, as compared to the nine months ended September 30, 2020.

Investing activities
Net cash flows used in investing activities increased by €34 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was due primarily to a decrease in net cash inflows from purchases and sales and maturities of short term investments of €66 million, partially offset by a decrease in cash consideration used in business combinations, net of cash acquired, of €36 million.

Financing activities
Net cash flows from financing activities increased by €1,023 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was due primarily to net proceeds of €1,233 million from the issuance of Exchangeable Notes, partially offset by a decrease in proceeds from the exercise of stock options of €171 million.

Free Cash Flow
Free Cash Flow increased by €65 million to €174 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, due primarily to an increase in net cash flows from operating activities of €90 million, as described above, partially offset by an increase in capital expenditures of €26 million.

Restrictions on Subsidiaries to Transfer Funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company's direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company's direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group's business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company's ability to fund its financial and other obligations.

Indebtedness
As of September 30, 2021, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 17 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-Balance Sheet Arrangements

As of September 30, 2021, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of September 30, 2021:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	2,908	499	2,379	30	—
Exchangeable Notes (2)	1,295	—	—	1,295	—
Lease obligations (3)	900	91	183	177	449
Purchase obligations (4)	874	435	439	—	—
Deferred and contingent consideration (5)	64	27	24	13	—
Total	6,041	1,052	3,025	1,515	449

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but had not yet commenced as of September 30, 2021. Lease obligations relate to our office space. The lease terms are up to thirteen years. See Note 9 to the interim condensed consolidated financial statements for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast commitments.
(5)Included in deferred consideration are obligations to transfer €47 million of cash consideration over the next four years to former owners of certain entities we have acquired. Included in contingent consideration is the obligation to transfer a maximum of €17 million of contingent cash payment consideration over the next year to former owners of an entity we acquired if specified user engagement targets are achieved.
Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those used to value certain of our long-term investments. Refer to Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates due to the COVID-19 pandemic, in particular a weakening of foreign currencies relative to the Euro may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

We are subject to deferred tax as a result of foreign exchange movements between USD, EUR, and SEK, primarily related to our investment in TME.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at September 30, 2021. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	USD	SEK
	(in € millions)
Increase/(decrease) in income before tax	94	(12)

Translation Exposure Sensitivity

The impact on our equity would be approximately €127 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at September 30, 2021.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €2 million and €5 million for the three and nine months ended September 30, 2021, respectively.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company's ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes and outstanding warrants.

The impact on the fair value of the Exchangeable Notes of using reasonably possible alternative assumptions with a decrease or increase in share price of 10% results in a range of €1,161 million to €1,191 million at September 30, 2021.

The impact on the fair value of the outstanding warrants with a decrease or increase in the Company's ordinary share price of 10% results in a range of €53 million to €91 million at September 30, 2021.

The impact on the accrual for social costs on outstanding share-based compensation awards of a decrease or increase in the Company's ordinary share price of 10% would result in a change of €19 million at September 30, 2021.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. The impact on the fair value of the Group's long term investment in TME with a decrease or increase of 10% of TME's share price used to value the Group's equity interest results in a range of €797 million to €974 million at September 30, 2021.

We are also exposed to investment risk from changes in market value of our equity investment in DistroKid. A 10% decrease or increase in the business enterprise value of our investment in DistroKid held as of September 30, 2021 could result in a €20 million change in the fair value.

Critical Accounting Policies and Estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenue, share-based compensation, content, warrants, Exchangeable Notes, business combinations, determining the incremental borrowing rate, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Except for the Exchangeable Notes presented below, there have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.

Exchangeable Notes

We accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9 Financial Instruments. Under this approach, the Exchangeable Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in finance income or cost in the condensed consolidated statement of operations, except that changes in fair value that are due to changes in own credit risk will be presented separately in other comprehensive (loss)/income and will not be reclassified to the condensed consolidated statement of operations.

The fair value of the Exchangeable Notes is estimated using a combination of binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. The key inputs and assumptions, which involve inherent uncertainties and management judgement, to the fair value of the Exchangeable Notes have been discussed in Note 21 to our interim condensed consolidated financial statements included in this document.

Recent Accounting Pronouncements

There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective for the nine months ended September 30, 2021 that have a material impact to the interim condensed consolidated financial statements. See Note 2 to our interim condensed consolidated financial statements included in this document.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.

For a discussion of legal proceedings in which we are involved, see Note 22 to our interim condensed consolidated financial statements included in this report.

Item 1A. Risk Factors

There have been no material changes from the risk factors and information disclosed in Part I, Item 3.D. "Risk Factors" in our Annual Report on Form 20-F, Part II, Item 1A. "Risk Factors" in our quarterly report for the three months ended March 31, 2021, and Part II, Item 1A. "Risk Factors" in our quarterly report for the three months ended June 30, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity

Share repurchase activity during the three months ended September 30, 2021 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)
August 1, 2021 - August 31, 2021	128,229	$222.94	128,229
September 1, 2021 - September 30, 2021	29,281	$222.54	157,510
Total	157,510

(1)     On August 20, 2021, the Company announced that the Board of Directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company's capital allocation strategy of prioritizing investment to grow the business over the long term.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: October 27, 2021	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer